13013189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 –67613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** AND ENDING **DECEMBER 31, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

SJ LEVINSON & SONS LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2700 Westchester Avenue, Suite 109

(City)	(State)	(Zip Code)
PURCHASE,	**NEW YORK**	**10577**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN GOLDSTEIN **(914) 220-1655**

(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

* KW 3/5

SM 3/8/13

OATH OR AFFIRMATION

I, ALLAN GOLDSTEIN, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
SJ LEVINSON & SONS LLC, as of DECEMBER 31, 2012,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CFO / COO
____
Title

X ______________________
Notary Public

OSCAR P. RUBIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU6264197
Qualified in Bronx County
My Commission Expires June 25, 2016

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SJ LEVINSON & SONS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	1,842,501
Securities owned, at market value (Note 3)	530
Due from broker	90,866
Commissions Receivable	1,173,525
Fixed assets - net of accumulated depreciation of $1,484,099 (Note 4)	142,964
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $5,020,613)(Note 7)	4,800,000
Other assets	569,274
Total assets	$ 8,619,660
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses (Note 5)	1,063,474
Due to broker	1,165,537
Bank loan payable (Note 6)	75,000
Total liabilities	2,304,011
Commitments and Contingencies (Notes 8 and 10)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	5,500,000
Capital (Note 11)	815,649
Total liabilities and members' capital	$ 8,619,660

The accompanying notes are an integral part of this statement.

SJ LEVINSON & SONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1- Nature of Business

SJ Levinson & Sons LLC (The "Company"), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities. It is registered with the Securities & Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***

Securities transactions and commission income (and the recognition of related income and expenses) are recorded on a trade date basis. The Company receives revenue related to licensing and consulting agreements with certain clients. The Company recognizes such revenue over the term of agreement. Such revenue is included in "Other Income" on the Statement of Operations.

b) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Depreciation and Amortization***

Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company internally develops software that it markets to customers through licensing agreements. Costs incurred related to the development of software are expensed. Once the Company concludes that the technological feasibility is

Note 2- Summary of Significant Accounting Policies (continued)

d) Depreciation and Amortization (continued)

obtained all subsequent development costs are capitalized and amortized over the estimated economic life of the product using the straight line method.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values at December 31, 2012, are summarized as follows:

Equity	$530
	$530

Note 4- Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements, at cost, consist of the following:

Furniture, fixtures and office equipment	$1,110,669
Computer equipment	319,814
Leasehold improvements	196,580
	1,627,063
Accumulated depreciation and amortization	(1,484,099)
	$142,964

Note 5- Due to Customers

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided, and included in "accounts payable and accrued expenses" amounted to $4,497 at December 31, 2012.

Note 6 - Bank Loan Payable

In 2008, the Company borrowed $500,000 which had a remaining balance of $75,000 at December 31, 2012. The loan is payable over five years in the amount of $8,333, plus interest, per month with the final payment due September 2013. Interest is calculated at 6 ½% and the loan is collateralized by the assets of the Company held by the bank.

Note 7- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes covered by secured demand note collateral agreements and subordinated loan agreements both of which are approved by FINRA.

The notes mature February 28, 2014 and bear interest of 9%. $4,800,000 of such notes is covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The notes are due to the members of the Company. In 2012, $265,580 of interest was paid on these notes.

Note 8- Commitments and Contingencies

Office Lease

During 2012, the Company leased four premises, its main office and three satellite offices. The main lease expires January 31, 2015. The second lease expires March 31, 2013, the third lease expires March 4, 2013, the fourth lease expired November 30, 2012. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 201212, the minimum rental commitments, before escalations, under the leases are as follows:

Year	Amount
2013	$146,769
2014	$148,723
2015	$ 12,393

Note 9- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution would be 5% of the eligible compensation. For the year ended December 31, 201212, the Company's liability to the plan was $-0-.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 11- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $5,575,534, which was $5,325,534 in excess of its required net capital of $250,000. The Company's net capital ratio was 38.14%.

A copy of the Company's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
SJ Levinson & Sons LLC
2700 Westchester Avenue – Suite 109
Purchase, NY 10577

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SJ Levinson & Sons LLC, (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SJ Levinson & Sons LLC, as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 30, 2013

SJ LEVINSON & SONS LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2012

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
SJ Levinson & Sons LLC
2700 Westchester Avenue Suite 109
Purchase, NY 10577

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by SJ Levinson & Sons LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
January 30, 2013

SJ LEVINSON & SONS LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2012

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 11,282,857
Additions	82,331
Deductions	(1,228,805)
SIPC Net Operating Revenues	$ 10,136,383

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 10,136,383
General Assessment @ .0025	25,341

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July, 2012	(12,420)
Assessment Balance Due	$ 12,921

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2012.

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 10,136,383
SIPC Net Operating Revenues as computed above	10,136,383
Difference	$ -